VIA EDGAR

April 2, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Replay Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-230347 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the Company’s proposed public offering of units (each consisting of one ordinary share, $0.0001 par value, and one-half of one redeemable warrant), hereby join the Company’s request that the effective date of the Registration Statement be accelerated so that the Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on April 3, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed 1,410 copies of the Company’s Preliminary Prospectus dated March 15, 2019 to prospective underwriters, institutional investors, dealers and others through the date hereof.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

As representatives of the several underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ Niron Stabinsky
	Name:	Niron Stabinsky
	Title:	Managing Director

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director